Aether Holdings, Inc.

1441 Broadway, 30th Floor,

New York, NY 10018

VIA EDGAR

August 12, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Aliya Ishmukhamedova

Re: Aether Holdings, Inc.

Draft Registration Statement on Form S-1

Filed June 28, 2024

File No. 377-07312

Dear Ms. Ishmukhamedova:

Aether Holdings, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 25, 2024, regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted to the Commission on June 28, 2024. Changes to such Draft Registration Statement have been incorporated into an Amended Draft Registration Statement (the “Amended DRS”), which is being submitted concurrently with the submission of this response letter.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise to include a brief description of the Representative’s Warrants. Refer to Item 501(b)(2) of Regulation S-K.

Such description is included in the Amended DRS in response to the Staff’s comment.

Risk Factors

Risks Related to Our Business, Strategy and Industry, page 10

2.	We note that your Chief Financial Officer is engaged through a consulting agreement and may allocate his time to other businesses. Please include an appropriately captioned risk factor to discuss, if true, that your CFO serves in his position on a part- time basis and/or otherwise clarify the number of hours he has agreed to dedicate to the business affairs of your company. To the extent material, please also identify and describe any potential conflicts of interest that exist, or may exist, as a result of your executive officer’s outside business relationships.

A risk factor entitled “There are risks associated with the fact that our Chief Financial Officer, Suresh Iyer, will not be employed by us on a full-time basis and will be working for us on a part-time and as-needed basis” has been included in the Amended DRS in response to the Staff’s comment.

Cautionary Note Regarding Forward-Looking Statements, page 33

3.	Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings. See Section 27A of the Securities Act of 1933. Please either delete any references to the safe harbor for forward-looking statements or make clear that the safe harbor does not apply to this offering.

We have made changes in the Amended DRS in response to the Staff’s comment.

Business

Our Industry and Market Opportunity, page 53

4.	Please disclose the source of your statements regarding the growth of global AI in the fintech market.

Our source for the growth of global AI in the fintech market comes from the “AI in Fintech Global Market Report 2024” conducted by the Business Research Company. The link to the source is https://www.globenewswire.com/news-release/2023/09/14/2743101/0/en/AI-in-FinTech-Global-Market-

Report-2023-North-America-Leads-AI-in-Fintech-Market-Driven-by-Fraud-Detection-Needs-and-

Innovation.html. We have included reference to the source in the Amended DRS.

2024 Equity Incentive Plan, page 74

5.	Please clarify the effective date of the 2024 Equity Incentive plan. On page 77, you disclose the plan became effective in May 2024, while on page 7 you disclose it will become effective as of the closing of this offering. Additionally, expand your disclosure to include a general description of the formula or criteria to be applied in determining the awards and the vesting schedule. Describe any performance-based conditions and any other material conditions that are applicable to awards under the plan.

We have clarified in the Amended DRS that the 2024 Equity Incentive Plan became effective in May 2024. Additionally, we have expanded the disclosure regarding the 2024 Equity Incentive Plan in response to the Staff’s comment.

Executive Compensation

Compensation of Directors, page 74

6.	Please file the agreements with Mr. Lin and Ms. Wu to serve as members of the board of directors as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Staff is advised that the referenced agreements are listed in the exhibit index of the Amended DRS, and we plan on filing the same with the first public filing of the Registration Statement.

Condensed Consolidated Statements of Changes in Shareholders’ Equity, page F-4

7.	We note on page F-15 that 300 shares of Sundial were issued to Mr. Hu for a total of compensation of $351,562. Please disclose the number of shares of Aether, adjusted for the reorganization, that were issued to Mr. Hu. Please expand the disclosure in Note 8(b) to include the number of shares of Aether that were issued in exchange for the 300 shares of Sundial.

We have revised the disclosures on pages F-15 and F-35 of the Amended DRS in response to the Staff’s comment.

Financial Statements - March 31, 2024 and 2023

Note 1 - Description of Business and Organization

Reorganization, page F-7

8.	Disclose here and elsewhere, as applicable, the details Elixir’s purchase of the equity of the Transferred Entity including the form and value of the purchase consideration and your accounting for the purchase.

We have revised the disclosures on pages F-7 and F-27 of the Amended DRS in response to the Staff’s comment.

Note 6 - Prepaid Expenses, page F-14

9.	We note that Other Prepaid Expenses as of March 31, 2024 is $75,785. Please expand the disclosure to state separately, in the balance sheet or in a note thereto, any significant items included in this balance.

We have revised the disclosures on page F-14 of the Amended DRS in response to the Staff’s comment.

Note 8 - Equity, page F-15

10.	Please expand the disclosure to include the number of shares and amount per share issued to Wuyao.

We have revised the disclosures on pages F-15 and F-35 of the Amended DRS in response to the Staff’s comment.

11.	Disclose the purpose and accounting for the Company’s issuance of 2,850,000 shares of Common Stock to Up and Up Ventures Limited, which we note is controlled by a director of the Company. Also, disclose the nature and value of the consideration received for the shares.

We have revised the disclosures on pages F-7, F-15, F-27 and F-35 of the Amended DRS in response to the Staff’s comment.

Note 11 - Income Taxes, page F-38

12.	Please expand the disclosure to address all disclosures required pursuant to ASC 740-10- 50, including the amount of valuation allowance and changes to the valuation allowance for all periods presented and amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes.

We have revised the disclosures on pages F-20 and F-38 of the Amended DRS in response to the Staff’s comment.

Note 14 - Subsequent Events, page F-39

13.	We note you did not incur any executive compensation expense in the fiscal years ended September 30, 2023 and 2022. We also note that in March and April 2024 you entered into employment agreements with the CEO and CSO for $60,000/year each and you entered into a consulting agreement for CFO services at an hourly rate of $300/hour. Since your historical financial statements do not include compensation at fair market levels, please provide quantified disclosure of the significant compensation arrangements with related parties that resulted in below market compensation expense for the audited and interim periods presented. Also, since your historical financial statements reflect compensation that will be materially different from the compensation expense expected after the offering or in the future, disclose the salary commitments and pro forma data for the latest year and interim period along with additional disclosure in the MD&A discussion of liquidity.

We have revised the disclosures on pages 44, 46, 49, 51, F-21 and F-39 of the Amended DRS in response to the Staff’s comment.

Exhibits

14.	Please file the consents of Messrs. Molander, Mandel, and Murphy as exhibits to your registration statement. Refer to Securities Act Rule 438.

We expect to file the requested consents with the initial pubic filing of the Registration Statement.

General

15.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We advise the Staff that no written communications under Section 5(d) of the Securities Act have been used to date in connection with this proposed offering. We will supplementally provide the Staff with any such communications should they be used.

*******

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lawrence A. Rosenbloom, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Nicolas Lin
Name:	Nicolas Lin
Title:	Chief Executive Officer

cc:	Lawrence A. Rosenbloom, Esq.